                                 EXHIBIT 2.0












                          AGREEMENT AND PLAN OF MERGER




                         Dated as of October 25, 1994,


                                     Among



                            PARK ACQUISITIONS, INC.,



                       PARK ACQUISITIONS SUBSIDIARY, INC.



                                      And



                           PARK COMMUNICATIONS, INC.

                               TABLE OF CONTENTS



ARTICLE I. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
     SECTION 1.01.  The Merger.. . . . . . . . . . . . . . . . . . . . . . .   1
     SECTION 1.02.  Closing. . . . . . . . . . . . . . . . . . . . . . . . .   2
     SECTION 1.03.  Effective Time.. . . . . . . . . . . . . . . . . . . . .   2
     SECTION 1.04.  Effects of the Merger. . . . . . . . . . . . . . . . . .   2
     SECTION 1.05.  Certificate of Incorporation and By-laws . . . . . . . .   2
     SECTION 1.06.  Directors. . . . . . . . . . . . . . . . . . . . . . . .   2
     SECTION 1.07.  Officers.. . . . . . . . . . . . . . . . . . . . . . . .   2

ARTICLE II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
     SECTION 2.01.  Effect on Capital Stock. . . . . . . . . . . . . . . . .   3
     SECTION 2.02.  Exchange of Certificates and Merger Consideration. . . .   4

ARTICLE III. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
     SECTION 3.01.  Representations and Warranties of the Company. . . . . .   6
     SECTION 3.02.  Representations and Warranties of Parent and Sub . . . .  20

ARTICLE IV . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
     SECTION 4.01.  Conduct of Business. . . . . . . . . . . . . . . . . . .  23

ARTICLE V. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
     SECTION 5.01.  Shareholder Approval; Preparation of Proxy Statement . .  26
     SECTION 5.02.  Access to Information; Confidentiality . . . . . . . . .  26
     SECTION 5.03.  Reasonable Efforts; Notification . . . . . . . . . . . .  27
     SECTION 5.04.  Stock Options. . . . . . . . . . . . . . . . . . . . . .  28
     SECTION 5.05.  Benefit Plans; Noncompetition Agreements . . . . . . . .  29
     SECTION 5.06.  Indemnification. . . . . . . . . . . . . . . . . . . . .  30
     SECTION 5.07.  Fees and Expenses. . . . . . . . . . . . . . . . . . . .  31
     SECTION 5.08.  Public Announcements.. . . . . . . . . . . . . . . . . .  31
     SECTION 5.09.  New York Real Estate Gains Tax.  . . . . . . . . . . . .  31
     SECTION 5.10.  FCC Waiver . . . . . . . . . . . . . . . . . . . . . . .  32

ARTICLE VI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
     SECTION 6.01.  Conditions to Each Party's Obligation
                    to Effect the Merger . . . . . . . . . . . . . . . . . .  32
     SECTION 6.02.  Conditions to Obligations of Parent and Sub. . . . . . .  33
     SECTION 6.03.  Conditions to Obligation of the Company. . . . . . . . .  34

ARTICLE VII. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
     SECTION 7.01.  Board Actions. . . . . . . . . . . . . . . . . . . . . .  34

ARTICLE VIII . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
     SECTION 8.01.  Termination. . . . . . . . . . . . . . . . . . . . . . .  35
     SECTION 8.02.  Effect of Termination. . . . . . . . . . . . . . . . . .  37
     SECTION 8.03.  Amendment. . . . . . . . . . . . . . . . . . . . . . . .  37
     SECTION 8.04.  Extension; Waiver. . . . . . . . . . . . . . . . . . . .  37
     SECTION 8.05.  Procedure for Termination, Amendment,
                    Extension or Waiver. . . . . . . . . . . . . . . . . . .  37

ARTICLE IX . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
     SECTION 9.01.  Nonsurvival of Representations and Warranties. . . . . .  38
     SECTION 9.02.  Notices. . . . . . . . . . . . . . . . . . . . . . . . .  38
     SECTION 9.03.  Definitions. . . . . . . . . . . . . . . . . . . . . . .  39
     SECTION 9.04.  Interpretation.. . . . . . . . . . . . . . . . . . . . .  40
     SECTION 9.05.  Counterparts.. . . . . . . . . . . . . . . . . . . . . .  40
     SECTION 9.06.  Entire Agreement; No Third-Party Beneficiaries . . . . .  41
     SECTION 9.07.  Governing Law. . . . . . . . . . . . . . . . . . . . . .  41
     SECTION 9.08.  Assignment.. . . . . . . . . . . . . . . . . . . . . . .  41
     SECTION 9.09.  Enforcement. . . . . . . . . . . . . . . . . . . . . . .  41


EXHIBIT A        Form of Surviving Corporation's Certificate of Incorporation

EXHIBIT B        Form of Opinion of Counsel to the Company

EXHIBIT C        Form of Opinion of Counsel to Parent and Sub

               AGREEMENT AND PLAN OF MERGER among PARK ACQUISITIONS, INC., a Delaware corporation ("Parent"), PARK ACQUISITIONS SUBSIDIARY, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and PARK COMMUNICATIONS, INC., a Delaware corporation ("the Company").


     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company (collectively, the "Constituent Corporations") have approved the merger of Sub into the Company as set forth below (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each share of common stock of the Company, par value $.16-2/3 per share (the "Park Common Stock"), that is issued and outstanding and not owned directly or indirectly by Parent or the Company, except shares of Park Common Stock held by persons (as defined in Section 9.03) who object to the Merger and comply with all the provisions of Delaware law concerning the right of holders of Park Common Stock to dissent from the Merger and require appraisal of their shares of Park Common Stock ("Dissenting Shareholders"), will be converted into the right to receive the consideration provided in this Agreement; and

     WHEREAS, the Constituent Corporations desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

     WHEREAS, prior to or contemporaneous with entering into this Agreement, the Constituent Corporations have entered into that certain Escrow Agreement and that certain Assignment and Assumption Agreement.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows:


                                   ARTICLE I

                                   The Merger

     SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time of the Merger (as defined in Section 1.03). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

     SECTION 1.02. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which (subject to satisfaction or waiver of the conditions set forth in Sections 6.02 and 6.03) shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Section 6.01 (the "Closing Date"), at the offices of Sutherland, Asbill & Brennan, 1270 Avenue of the Americas, New York, N.Y. 10020, unless another date or place is agreed to in writing by the parties hereto.

     SECTION 1.03. Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VI, the parties shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Sub and the Company shall agree should be specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time of the Merger").

     SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in the DGCL, including Section 259 thereof.

     SECTION 1.05.  Certificate of Incorporation and By-laws.

          (a) The Certificate of Incorporation of the Surviving Corporation shall be amended, to the extent necessary, to read as provided in Exhibit A hereto, until thereafter changed or amended as provided therein or by applicable law.

          (b) The By-laws of Sub as in effect at the Effective Time of the Merger shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.06. Directors. The directors of Sub at the Effective Time of the Merger shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.07. Officers. The officers of the Company at the Effective Time of the Merger shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II

                   Effect of the Merger on the Capital Stock
                        of the Constituent Corporations;
               Exchange of Certificates and Merger Consideration

     SECTION 2.01. Effect on Capital Stock. As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the holder of any shares of Park Common Stock or any shares of capital stock of
Sub:

          (a) Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub shall automatically be converted into and become one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

          (b) Cancellation of Treasury Stock and Parent Owned Stock. Each share of Park Common Stock that is owned by the Company or by any Subsidiary (as defined in Section 9.03) of the Company and each share of Park Common Stock that is owned by Parent, Sub or any other subsidiary of Parent shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (c) Conversion of Park Common Stock. Subject to Section 2.01(d), each issued and outstanding share of Park Common Stock (other than shares to be cancelled in accordance with Section 2.01(b)) shall be converted into the right to receive from Parent $30.50 per share of Park Common Stock (the "Merger Consideration," derived by dividing the total dollar consideration to be paid by Parent of $711,427,000.00 by 23,325,475, the sum of the number of shares of Park Common Stock issued and outstanding as of September 30, 1994, and the number of shares of Park Common Stock into which the Company's Convertible Debentures (as defined in Section 9.03) will be converted at the time of the Closing). The per share Merger Consideration will be adjusted to take into account the issuance of additional Park Common Stock pursuant to the Stock Plan (as defined in Section 5.04). As of the Effective Time of the Merger, all such shares of Park Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Park Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration without interest.

          (d) Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, no issued and outstanding share of Park Common Stock held by a Dissenting Shareholder shall be converted as described in
Section 2.01(c), but shall instead become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the laws of the State of Delaware; provided, however, that each share of Park Common Stock issued and outstanding immediately prior to the Effective Time of the Merger and held by a Dissenting Shareholder who shall, after the Effective Time of the Merger, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted as of the Effective Time of the Merger into the right to receive the Merger Consideration. The Company shall give Parent (i) prompt notice of any written demands for appraisal of shares of Park Common Stock received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

     SECTION 2.02.  Exchange of Certificates and Merger Consideration.

          (a) Exchange Agent. Prior to the Effective Time of the Merger, Parent shall appoint Wachovia Bank and Trust Company, N.A., of Raleigh, North Carolina, as exchange agent (the "Exchange Agent") for the exchange of the Merger Consideration upon surrender of certificates representing Park Common Stock.

          (b) Parent To Provide Merger Consideration. Parent shall take all steps necessary to provide to the Exchange Agent at or before the Effective Time of the Merger all the Merger Consideration payable in exchange for all of the outstanding shares of Park Common Stock pursuant to Section 2.01, and thereafter from time to time, upon receiving notice that a Dissenting Shareholder has withdrawn his demand for appraisal or lost his right of appraisal, in either case pursuant to the DGCL, shall promptly take all steps to provide to the Exchange Agent all the funds payable in exchange for the shares of Park Common Stock of such Dissenting Shareholder pursuant to Section 2.01(d), taking into account any advance payments theretofore made to such Dissenting Shareholder.

          (c) Exchange Procedure. As soon as reasonably practicable after the Effective Time of the Merger, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time of the Merger represented issued and outstanding shares of Park Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and such letter of transmittal shall be in a form and have such other provisions as Parent may reasonably specify), and (ii) instructions for use in effecting the delivery and surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration into which the shares of Park Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01 and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Park Common Stock which is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the Merger Consideration, without interest, into which the shares of Park Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01. No interest will be paid or will accrue on the Merger Consideration upon the surrender of any Certificate.

          (d) No Further Ownership Rights in Park Common Stock. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Park Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time of the Merger which may have been declared or were to be made by the Company on such shares of Park Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time of the Merger and have not been paid prior to surrender, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Park Common Stock which were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

          (e) No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to three years after the Effective Time of the Merger (or immediately prior to such earlier date on which any payment pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.01(d))), the payment in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.


                                  ARTICLE III

                         Representations and Warranties

     SECTION 3.01. Representations and Warranties of the Company. The Company represents and warrants to Parent and Sub as follows:

          (a) Organization, Standing and Corporate Power. Each of the Company and each of its Subsidiaries is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power would not, individually or in the aggregate, have a material adverse effect (as defined in Section 9.03) on the Company and its Subsidiaries taken as a whole. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material adverse effect on the Company and its Subsidiaries taken as a whole. The Company will prior to the Closing deliver to Parent complete and correct copies of its Certificate of Incorporation and By-laws and the certificates of incorporation and by-laws of its Subsidiaries, in each case as amended to the date of this Agreement.

          (b) Subsidiaries. The disclosure schedule previously delivered by the Company to Parent (the "Disclosure Schedule") lists each Subsidiary of the Company. Except as set forth in the Disclosure Schedule, all the outstanding shares of capital stock of each have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the capital stock of its Subsidiaries and except for the ownership interests set forth in the Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity.

          (c) Capital Structure. The authorized capital stock of the Company consists of 32,000,000 shares of Park Common Stock. At the close of business on September 30, 1994, (i) 20,720,745 shares of Park Common Stock were issued and outstanding, (ii) no shares of Park Common Stock were held by the Company in its treasury, (iii) 2,604,730 shares of Park Common Stock were reserved for issuance pursuant to the terms of the Company's Convertible Debentures, and
(iv) 83,125 shares of Park Common Stock were reserved for issuance pursuant to the Stock Plan. Except as set forth above, at the close of business on September 30, 1994, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Stock Plan will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except for the Convertible Debentures, as of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except for the Stock Plan and the Convertible Debentures, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

          (d) Authority; Noncontravention. The Company has the requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the Required Company Shareholder Vote (as defined in Section 3.01 (l)), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to approval of this Agreement by the Required Company Shareholder Vote. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Except as set forth in the Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien upon, any of the properties or assets of the Company or any of its Subsidiaries under (i) the Certificate of Incorporation or By-laws of the Company or the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Subsidiaries or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (ii) or
(iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a material adverse effect on the Company and its Subsidiaries taken as a whole, (y) impair the ability of the Company to perform its obligations under this Agreement, or (z) prevent the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for
(i) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (ii) the filing with the SEC of (x) a proxy statement relating to the approval by the Company's shareholders of the transactions contemplated by this Agreement (as amended or supplemented from time to time, the "Proxy Statement"), (y) the filing of a report on a Form 8-K or other periodic report reporting the events contemplated hereby, and (z) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iv) the FCC Applications (as defined in Section 9.03) and such filings as may be required by state and local governmental authorities, (v) such notices, filings and consents as may be required under the Illinois Responsible Property Transfer Act of 1988, the Indiana Responsible Property Transfer Law, or other similar state laws, (vi) such filings as may be required in connection with the taxes described in Section 5.09, and (vii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as are set forth in the Disclosure Schedule.

          (e) SEC Documents; Financial Statements; Undisclosed Liabilities. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since March 31, 1994 (the "Company Filed SEC Documents"). As of their respective dates, the Company Filed SEC Documents complied in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act") or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Filed SEC Documents, and none of the Company Filed SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company Filed SEC Document has been revised or superseded by a later Company Filed SEC Document, none of the Company Filed SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company Filed SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Company Filed SEC Documents or in the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto and which, individually or in the aggregate, would have a material adverse effect on the Company and its Subsidiaries taken as a whole.

          (f) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC or at the time the Proxy Statement is first mailed to the Company's shareholders or at the time of the meeting of the Company's shareholders held to vote on approval and adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub for inclusion or incorporation by reference therein.

          (g) Absence of Certain Changes or Events. Except as disclosed in the Company Filed SEC Documents filed and publicly available prior to the date of this Agreement, or as otherwise set forth in the Disclosure Schedule, since the date of the most recent financial statements included in the Company Filed SEC Documents, the Company has conducted its business only in the ordinary course, and there has not been (i) any material adverse change (as defined in Section 9.03) in the Company and its Subsidiaries taken as a whole, other than changes after the date hereof relating to the economy in general or to the Company's industry in general and not specifically relating to the Company or any of its Subsidiaries, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (iii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, (iv) (x) any granting by the Company or any of its Subsidiaries to any executive officer of the Company or any of its Subsidiaries of any increase in compensation, except in the ordinary course of business consistent with prior practice or as required under employment agreements in effect as of the date of this Agreement, (y) any granting by the Company or any of its Subsidiaries to any such executive officer of any increase in severance or termination pay, except as required under employment, severance or termination agreements or plans in effect as of the date of this Agreement, or (z) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any such executive officer, (v) any damage, destruction or loss, whether or not covered by insurance, that has or could have a material adverse effect on the Company and its Subsidiaries taken as a whole, or (vi) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

          (h) Litigation. Except as disclosed in the Company Filed SEC Documents or in the Disclosure Schedule, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries (and the Company is not aware of any basis for any such suit, action or proceeding) that, individually or in the aggregate, could reasonably be expected to (i) have a material adverse effect on the Company and its Subsidiaries taken as a whole, (ii) impair the ability of the Company to perform its obligations under this Agreement, or (iii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

          (i) Absence of Changes in Benefit Plans. Except to the extent necessary to qualify or remain qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"), since the date of this Agreement, there has not been any adoption or amendment in any material respect by the Company or any of its Subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, or other plan, arrangement, or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries (collectively, "Benefit Plans"). Except as disclosed in the Company Filed SEC Documents or in the Disclosure Schedule, there exist no employment, consulting, severance, termination or indemnification agreements, arrangements or under standings between the Company or any of its Subsidiaries and any current or former employee, officer or director of the Company or any of its Subsidiaries which require aggregate annual payments or total payments over the life of such agreement, arrangement or understanding to such employee, officer or director in excess of $1,000,000, $100,000, or $25,000 respectively.

          (j)   ERISA Compliance.

               (i) The Disclosure Schedule contains a list of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), "employee welfare benefit plans" (as defined in
Section 3(1) of ERISA), and all other Benefit Plans maintained, or contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employees, officers or directors of the Company or any of its Subsidiaries. The Company has delivered to Parent true, complete and correct copies of (x) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (y) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), and (z) each trust agreement and group annuity contract relating to any Benefit Plan.

               (ii) Except as disclosed in the Disclosure Schedule, all Pension Plans have been the subject of determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

               (iii) No Pension Plan that the Company or any of its Subsidiaries maintains, or to which the Company or any of its Subsidiaries is obligated to contribute is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA) and no Pension Plan that the Company or any of its Subsidiaries maintains, or to which the Company or any of its Subsidiaries is obligated to contribute, has an "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. None of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Benefit Plans which are subject to ERISA, including the Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has to the best of the Company's knowledge engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any of its Subsidiaries or any officer of the Company or any of its Subsidiaries, to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to any liability under Section 502(i) or (l) of ERISA. Except as set forth in the Disclosure Schedule, neither any of such Benefit Plans nor any of such trusts has been terminated, nor has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) with respect thereto, during the last five years.

               (iv) With respect to any Benefit Plan that is an employee welfare benefit plan, except as disclosed in the Disclosure Schedule, (x) no such Benefit Plan is unfunded or funded through a "welfare benefits fund", as such term is defined in Section 419(e) of the Code, (y) each such Benefit Plan that is a "group health plan", as such term is defined in Section 5000(b)(1) of the Code, is in material compliance with the applicable requirements of Section 4980B(f) of the Code, and (z) each such Benefit Plan (including any such Benefit Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company or any of its Subsidiaries on or at any time after the Effective Time of the Merger.

               (v) The Disclosure Schedule discloses any funding liability under each Benefit Plan not subject to ERISA Title IV, whether insured or otherwise, specifically setting forth any liabilities under any retiree medical arrangement and specifically designating any insured plan which provides for retroactive premium or other adjustments. The levels of insurance reserves and accrued liabilities with regard to each such Benefit Plan are reasonable and are sufficient to provide for all incurred but unreported claims in any retroactive premium adjustments.

               (vi) Except as disclosed in the Disclosure Schedule, (x) the Company and each of its Subsidiaries has made full and timely payment of all amounts required to be contributed under the terms of each Benefit Plan and applicable law, or required to be paid as expenses under such Benefit Plan, and
(y) no excise or penalty taxes are assessable as a result of any nondeductible or other contributions made or not made to a Benefit Plan.

               (vii) Other than claims for benefits arising in the ordinary course of the administration and operation of the Benefit Plans, no claims, investigations, or arbitrations are pending or threatened against any Benefit Plan or against the Company, any Subsidiary, any trust or arrangement created under or as part of any Benefit Plan, any trustee, fiduciary, custodian, administrator, or other person or entity holding or controlling assets of any Benefit Plan, and no basis to anticipate any such claim or claims exists.

               (viii) Except as set forth in the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (x) accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due under any Benefit Plan, (y) constitute or result in a prohibited transaction with respect to any Benefit Plan under Section 4975 of the Code or ERISA Sections 406 or 407 for which an exemption is not available, or (z) constitute a "deemed severance" or "deemed termination" under any Benefit Plan or with respect to any Benefit Plan under any applicable law.

          (k) Taxes. Except as set forth in the Disclosure Schedule, each of the Company and each of its Subsidiaries has filed all tax returns and reports required to be filed by it and has paid (or the Company has paid on its behalf) all taxes required to be paid by it, and the most recent financial statements contained in the Company Filed SEC Documents reflect an adequate reserve for all material taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Except as set forth in the Disclosure Schedule, no deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries, and no requests for waivers of the time to assess any such taxes are pending. The Federal income tax returns of the Company and each of its Subsidiaries consolidated in such returns have been examined by and settled with the Internal Revenue Service for all calendar years through 1992. As used in this Agreement, "taxes" shall include all Federal, state, local and foreign income, property, sales, excise and other taxes, tariffs or governmental charges of any nature whatsoever.

          (l) Voting Requirements. The affirmative votes of the holders of sixty-six percent (66%) of the outstanding shares of Park Common Stock (the "Required Company Shareholder Vote") are the only votes of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

          (m) State Takeover Statutes. The Board of Directors of the Company has approved the Merger and this Agreement, and such approval is sufficient to render inapplicable to the Merger, this Agreement, and the transactions contemplated by this Agreement the provisions of Section 203 of the DGCL. To the best of the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, or any of the transactions contemplated by this Agreement.

          (n) Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's, or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

          (o)   Compliance with Laws.

               (i) Except as set forth in the Disclosure Schedule, each of the Company and each of its Subsidiaries has in effect all Federal, state, and local governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for it to own, lease, or operate its properties and assets and to carry on its business substantially as now conducted, and there has occurred no default under any such Permit, except for the absence of Permits and for defaults under Permits which absence or defaults, individually or in the aggregate, would not have a material adverse effect on the Company and its Subsidiaries taken as a whole. Except as disclosed in the Company Filed SEC Documents, or as otherwise set forth in the Disclosure Schedule, the Company and its Subsidiaries are in compliance with all applicable statutes, laws, ordinances, regulations, rules, judgements, decrees, or orders of any Governmental Entity, except for possible noncompliance which, individually or in the aggregate, would not have a material adverse effect on the Company and its Subsidiaries taken as a whole.

               (ii) Other than as set forth in the Disclosure Statement, the Company does not know of any facts which would disqualify it under the Communications Act from selling any Broadcast Subsidiaries. Except as set forth in the Disclosure Schedule, there are no FCC citations against the Broadcast Subsidiaries and there are no actions, suits, or proceedings pending or, to the knowledge of the Company, threatened before the FCC or otherwise for the cancellation, involuntary modification, or non-renewal of the FCC Licenses, all of which are unimpaired, except for any such action, suit or proceeding affecting the communications industry generally.

               (iii) Except as set forth in the Disclosure Schedule, (x) neither the Company nor any of its Subsidiaries has received any written communication from a Governmental Entity alleging that the Company or any Subsidiary was not in compliance in any material respect with, or had liability under, any Environmental Laws (other than communications relating to matters since resolved with the sender or which otherwise do not involve alleged current non-compliance or liability), (y) each of the Company and each of its Subsidiaries holds, and has complied with and is in compliance with, all Permits required for the Company and each of its Subsidiaries to conduct their respective businesses under Environmental Laws, and is in compliance with all Environmental Laws, and (z) the Company has no knowledge of any environmental materials or information other than as set forth in the Disclosure Schedule which disclose an environmental liability which would have a material adverse effect on the Company. As used in this Agreement, the term "Environmental Laws" means, as of the Closing Date, any applicable treaties, laws, regulations, enforceable requirements, orders, decrees or judgments issued, promulgated, or entered into by any Governmental Entity, which relate to (x) pollution or protection of the environment, or (y) Hazardous Materials (as hereinafter defined) generation, storage, use, handling, disposal or transportation, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sec. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sec. 6901 et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. Sec. 1251 et seq., the Clean Air Act of 1970, as amended, 42 U.S.C. Sec. 7401 et seq., the Toxic Substances Control Act of 1976, 15 U.S.C. Sec. 2601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Sec. 1801 et seq., the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. Sec. 541 et seq., and any similar or implementing state or local law, and all amendments or regulations promulgated thereunder. As used in this Agreement, the term "Hazardous Materials" means all explosive or regulated radioactive materials or substances, hazardous or toxic substances, wastes or chemicals, petroleum or petroleum distillates, asbestos or asbestos containing materials, and all other materials or chemicals regulated pursuant to any Environmental Law, including materials listed in 49 C.F.R. Sec. 172.101 and materials defined as hazardous pursuant to Section 101(14) of CERCLA.

          (p)   Contracts; Debt Instruments.

               (i) Neither the Company nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except as set forth in the Disclosure Schedule and except for violations or defaults that would not, individually or in the aggregate, result in a material adverse effect on the Company and its Subsidiaries taken as a whole.

               (ii) Set forth in the Disclosure Schedule is (x) a list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount in excess of $1,000,000 is outstanding or may be incurred, and (y) the respective principal amounts currently outstanding thereunder. For purposes of this Section 3.01(p)(ii), "indebtedness" shall mean, with respect to any person, without duplication, (A) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments,
(C) all obligations of such person upon which interest charges are customarily paid, (D) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (E) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services, and supplies incurred in the ordinary course of such person's business), (F) all capitalized lease obligations of such person,
(G) all obligations of others secured by any lien on property or assets owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (H) all obligations of such person under interest rate or currency hedging transactions (valued at the termination value thereof), (I) all letters of credit issued for the account of such person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business), and (J) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person.

          (q)   Title to Properties.

               (i) Except as set forth in the Disclosure Schedule, each of the Company and each of its Subsidiaries has good and marketable title to, or valid leasehold interests in, all of its properties and assets, except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants, and similar encumbrances or impediments that, in the aggregate, do not and will not materially interfere with its ability to conduct its business as currently conducted. All such assets and properties, other than assets and properties in which the Company or any of its Subsidiaries has a leasehold interest, are free and clear of all Liens other than those set forth in the Disclosure Schedule and except for Liens that, in the aggregate, do not and will not materially interfere with the ability of the Company and its Subsidiaries to conduct business as currently conducted.

               (ii) Except as set forth in the Disclosure Schedule, each of the Company and each of its Subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of the Company and each of its Subsidiaries enjoys peaceful and undisturbed possession under all such material leases.

          (r) Intellectual Property. The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, and other proprietary intellectual property rights and computer programs (collectively, "Intellectual Property Rights") which are material to the conduct of the business of the Company and its Subsidiaries taken as a whole. The Disclosure Schedule sets forth a description of all Intellectual Property Rights which are material to the conduct of the business of the Company and its Subsidiaries taken as a whole. Except as set forth in the Disclosure Schedule, no claims are pending or, to the knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right. To the knowledge of the Company, except as set forth in the Disclosure Schedule, no person is infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right.

     SECTION 3.02. Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to the Company as follows:

          (a) Organization, Standing and Corporate Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Parent has provided the Company with complete and correct copies of its and Sub's Certificate of Incorporation and By-laws, in each case as amended to the date of this Agreement.

          (b)   Capital Structure.  As of the date of this Agreement, the
authorized capital stock of Sub consists of    300 shares of common stock, par
value $1.00 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Liens.

          (c) Authority; Noncontravention. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by Parent and Sub and constitutes a valid and binding obligation of Parent and Sub, enforceable against each of them in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under
(i) the certificate of incorporation or by-laws of Parent or Sub or the comparable charter or organizational documents of any other Subsidiary of Parent, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, or license applicable to Parent or Sub or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Parent, Sub, or any other Subsidiary of Parent or their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a material adverse effect on Parent and its Subsidiaries taken as a whole, (y) impair the ability of Parent and Sub to perform their respective obligations under this Agreement, or
(z) prevent the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Govern mental Entity is required by or with respect to Parent, Sub or any other Subsidiary of Parent in connection with the execution and delivery of this Agreement or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form under the HSR Act, (ii) the filing with the SEC of such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iv) such filings with the FCC as may be required under the Communications Act and such filings as may be required by state and local governmental authorities, (v) such filings as may be required in connection with the taxes described in Section 5.09, (vi) such notices, filings and consents as may be required under the Illinois Responsible Property Transfer Act of 1988, the Indiana Responsible Property Transfer Law, or other similar state laws, and (vii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the "takeover" or "blue sky" laws of various states.

          (d) Information Supplied. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company's shareholders or at the time of the meeting of the Company's shareholders held to vote on approval and adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (e) Litigation. Except as disclosed in the Disclosure Schedule or in any document filed by Parent with the SEC since March 31, 1994 and publicly available prior to the date of this Agreement, there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to (i) impair in any material respect the ability of Parent to perform its obligations under this Agreement, or (ii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule, or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries having, or which is reasonably likely to have, any such effect.

          (f) Voting Requirements. No vote of the holders of any class or series of the capital stock of either Parent or Sub is necessary to approve this Agreement or the transactions contemplated by this Agreement.

          (g) Brokers. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

          (h) Financing. Parent and Sub have funds available on hand or available pursuant to binding commitments from financing sources sufficient to consummate the Merger on the terms contemplated by this Agreement, and, at the Effective Time of the Merger, Parent and Sub will have available all of the funds necessary, (x) to satisfy their respective obligations under this Agreement, and (y) to pay all the related fees and expenses in connection with the foregoing. Parent has provided to the Company true and correct copies of all commitment letters and other evidence satisfactory to the Company that Parent has such sufficient funds. Parent and Sub will use their best efforts to complete and satisfy all conditions to lending under such financing commitments.

          (i) FCC Applications. Except as set forth in the Disclosure Schedule and in Section 5.10, Parent and Sub know of no facts or circumstances as to their respective qualifications that might delay routine consent to the FCC Applications under delegated authority at the FCC staff level. Except as set forth in Section 5.10, Parent and Sub further represent and warrant that no waiver of the FCC's rules is necessary to obtain the FCC Consent (as defined in Section 9.03).

                                    ARTICLE IV

                   Covenants Relating to Conduct of Business

     SECTION 4.01.  Conduct of Business.

          (a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time of the Merger, the Company shall, and shall cause each of its Subsidiaries to, carry on its respective business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with it to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time of the Merger. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time of the Merger, without the prior written consent of Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

               (i) (x) declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned Subsidiary of the Company to its parent, (y) split, combine, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock, or
(z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants, or options to acquire any such shares or other securities;

               (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Park Common Stock upon (x) the conversion of the Convertible Debentures, and
(y) the exercise of Employee Stock Options (as defined in Section 5.04(a)), in each case outstanding on the date of this Agreement and in accordance with their present terms);

               (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

               (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or (y) any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole, except purchases of inventory and other assets in the ordinary course of business consistent with past practice and capital expenditures permitted by clause (vii) below;

               (v) mortgage or otherwise encumber or subject to any Lien or, except in the ordinary course of business consistent with past practice, sell, lease or otherwise dispose of any of its material properties or assets;

               (vi) (x) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (y) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned Subsidiary of the Company;

               (vii) except for the purchase of certain property listed on the Disclosure Schedule, make or agree to make any new capital expenditures which in the aggregate are in excess of $2,000,000;

               (viii) settle or compromise any Federal income tax liability that is material to the Company and its Subsidiaries taken as a whole;

               (ix) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents or incurred in the ordinary course of business consistent with past practice, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party; or

               (x) authorize any of, or commit or agree to take any of, the foregoing actions.

          (b) Other Actions. The Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take any action that would result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of the representations and warranties of such party that are not so qualified becoming untrue in any material respect, or (iii) except as contemplated by Section 7.01(a), any of the conditions to the Merger set forth in Article VI not being satisfied.

          (c) Control of the Stations. Pending Closing, control of the Stations shall remain with the Company. Company, Parent, and Sub acknowledge and agree that neither Parent nor Sub nor any of its employees, agents, or representatives, directly or indirectly, shall, or have any right to, control, direct, or otherwise supervise, or attempt to control, direct, or otherwise supervise the Stations, it being understood that supervision of all programs, equipment, operations and other activities of the Stations shall be the sole responsibility, and at all times prior to the Closing Date remain with the complete control and discretion, of the Company, subject to the terms of
Section 4.01(a) above.

                                   ARTICLE V

                             Additional Agreements

     SECTION 5.01.  Shareholder Approval; Preparation of Proxy Statement.

          (a) The Company shall duly call, give notice of, convene and hold a meeting of its shareholders (the "Company Shareholders Meeting") for the purpose of approving this Agreement and the transactions contemplated by this Agreement. The Company will, through its Board of Directors, recommend to its shareholders approval of this Agreement and the transactions contemplated by this Agreement, except, to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger as contemplated by Section 7.01(a).

          (b) As promptly as practicable, the Company shall prepare and file the Proxy Statement with the SEC. The Company will use its best efforts to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable.

          (c) Parent agrees to cause all shares of Park Common Stock owned by it, Sub or any other Subsidiary of Parent to be voted in favor of the approval of this Agreement.

     SECTION 5.02. Access to Information; Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, and to Parent's officers, employees, accountants, counsel, financial advisers and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time of the Merger, to their respective properties, books, contracts, commitments, personnel, and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws, and (ii) all other information concerning its business, properties, and personnel as Parent may reasonably request. Parent will hold, and will cause its Representatives (as defined in the Confidentiality Agreement dated June 13, 1994 (the "Confidentiality Agreement") between the Company and Retirement Systems of Alabama), to hold, any Evaluation Material (as defined in the Confidentiality Agreement) in confidence in accordance with the terms of the Confidentiality Agreement and, in the event of termination of this Agreement for any reason, Parent shall promptly return or destroy, or cause to be returned or destroyed, all Evaluation Material in accordance with the terms of the Confidentiality Agreement.

     SECTION 5.03.  Reasonable Efforts; Notification.

          (a) Upon the terms and subject to the conditions set forth in this Agreement, unless, as contemplated by Section 7.01(a), the Board of Directors of the Company approves or recommends a superior acquisition proposal, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, and the other transactions contemplated by this Agreement, including
(i) the obtaining of all necessary actions or nonactions, waivers, consents, and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of any of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, or any of the other transactions contemplated by this Agreement, and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, or any other transactions contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on substantially the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, the Board of Directors of the Company shall not be prohibited from taking any action permitted by Section 7.01(a) or Section 8.01(c).

          (b) Company, Parent and Sub agree to cooperate in the preparation of the FCC Applications which will be filed with the FCC no later than 10 business days following the date hereof. Each of the parties agrees diligently to take all steps, including filing any necessary amendments, that are necessary, proper or desirable to expedite the prosecution of the FCC Applications to a favorable conclusion. Each of the parties shall promptly provide the other parties with copies of any pleading, order or other document served on such party relating to the FCC Applications. Each of the parties shall promptly furnish all information requested by the FCC.

          (c) The Company shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement which has become untrue or inaccurate in any material respect, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that such notification shall not excuse or otherwise affect the representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     SECTION 5.04.  Stock Options.

          (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company or, if appropriate, any committee administering the Company's stock purchase plan (the "Stock Plan"), shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding employee stock options to purchase shares of Park Common Stock ("Employee Stock Options") heretofore granted under the Stock Plan to provide that each Employee Stock Option outstanding immediately prior to the Effective Time of the Merger shall be vested and exercisable.

          (b) The Stock Plan shall terminate as of the Effective Time of the Merger, and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time of the Merger. The Company shall take all steps necessary to ensure that following the Effective Time of the Merger, no holder of an Employee Stock Option or any participant in the Stock Plan or any other Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

     SECTION 5.05.  Benefit Plans; Noncompetition Agreements.

          (a) Except as provided in Section 5.04(b), Parent will cause the Surviving Corporation to maintain for a period of three years after the Effective Time of the Merger the Benefit Plans of the Company and its Subsidiaries in effect on the date of this Agreement, including the plans for the Key Executive Officers (as defined in Section 9.03) and the home purchase agreement for the Key Executive Officers (copies of which are included in the Disclosure Schedule), or to provide benefits to employees of the Company and its Subsidiaries that are no less favorable in the aggregate to such employees than those in effect on the date of this Agreement. Parent agrees that it will enter into discussions with the Key Executive Officers and the President of the Company within 30 days of the date of this Agreement concerning the role of such persons following the Closing and, no less than 30 days before the Closing, Parent shall provide to such persons written confirmation of each such person's employment status with the Surviving Corporation following the Closing. Notwithstanding the foregoing, Parent will cause the Surviving Corporation to assume and maintain the non-qualified retirement agreement, the deferred compensation agreement, and the employment agreement between the Company and the President of the Company (copies of which are included in the Disclosure Schedule) (the "Contracts") until all payments under the Contracts have been made to the President of the Company, his spouse, or other beneficiary in accordance with the terms of the Contracts.

          (b) Parent will cause the Surviving Corporation to assume and maintain the noncompetition agreements (copies of which are included in the Disclosure Schedule) between the Company and/or certain of its Subsidiaries, and certain persons from whom the Company acquired the stock or assets of certain of the Company's Subsidiaries (the "Noncompetition Agreements") until all payments under the Noncompetition Agreements have been made in accordance with the terms of such agreements.

          (c) In the event of any dispute after the Effective Time of the Merger between the Surviving Corporation or Parent, on the one hand, and any person (a "Beneficiary") entitled to participate in any of the Benefit Plans or Noncompetition Agreements referred to in Sections 5.05(a) and 5.05(b) above, on the other hand, with respect to such Beneficiary's rights to any payment under any such Benefit Plans or Noncompetition Agreements, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all disputed amounts to such Beneficiary and, if it is ultimately determined that such Beneficiary was not entitled to all or a portion of such disputed amounts, such Beneficiary shall repay to the Surviving Corporation the amount to which he or she was not entitled, together with interest thereon at the current prime rate as set forth in the Wall Street Journal. The Surviving Corporation and Parent shall, jointly and severally, reimburse any Beneficiary for all reasonable legal fees and expenses which such Beneficiary may incur as a result of the Surviving Corporation or Parent contesting the validity or enforceability of any provision of any of the Benefit Plans or Noncompetition Agreements or this
Section 5.05(c) or any claim by such Beneficiary hereunder or thereunder; provided, however, that the Surviving Corporation or Parent shall be entitled to be reimbursed by such Beneficiary for amounts previously paid under this sentence to such Beneficiary if it is finally judicially determined that such Beneficiary's claims hereunder and thereunder were frivolous. This Section 5.05(c) is intended to be for the benefit of, and may be enforced by, each Beneficiary.

     SECTION 5.06. Indemnification. Parent and Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time of the Merger now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than seven years from the Effective Time of the Merger. Parent will cause to be maintained for a period of not less than seven years from the Effective Time of the Merger the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time of the Merger (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of this Agreement. If the existing D&O Insurance expires or is terminated or cancelled during such seven-year period, Parent will use all reasonable efforts to cause to be obtained at least as much D&O Insurance for the remainder of such period on terms and conditions no less advantageous than the existing D&O Insurance.

     SECTION 5.07.  Fees and Expenses.

          (a) Except in the case of a willful and material breach of this Agreement by the other party, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

          (b) Notwithstanding the provisions of the foregoing subsection (a), the Company and Parent shall each be responsible for paying one-half of the combined FCC Application fees submitted with the FCC Applications.

          (c) In the case of a willful and material breach of this Agreement by any party, all fees and expenses incurred by the prevailing, nonbreaching party or parties in connection with such breach, shall be paid by the party breaching this Agreement.

     SECTION 5.08. Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and will provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any press release or make any public statement prior to such consultation, except as may be required by applicable law, court process, or obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement will be in the form, and will be issued on the date and at the time, agreed to by the parties prior to the execution of this Agreement.

     SECTION 5.09. New York Real Estate Gains Tax. Parent and Sub agree that the Surviving Corporation will pay the New York State Real Property Transfer Tax, the New York State Real Property Transfer Gains Tax and the New York City Real Property Transfer Tax (collectively, the "New York Gains Taxes"), if any, and any penalties or interest with respect to the New York Gains Taxes, payable in connection with the consummation of the Merger without any offset, deduction, counterclaim, or deferment of price to be paid for Park Common Stock in the Merger. The Company agrees to cooperate with Parent and Sub in the filing of any returns with respect to the New York Gains Taxes, including supplying in a timely manner a complete list of all real property interests held by the Company or its Subsidiaries that are located in New York State and any information with respect to such property that is reasonably necessary to complete such returns.

     SECTION 5.10 FCC Waiver. Parent and Sub covenant to seek a temporary (12-month) waiver of the FCC's multiple ownership rules (or other similar relief acceptable to the Company in its sole discretion) in order to allow for the disposition of any stations, identified in the Disclosure Schedule, that, under the FCC's multiple ownership rules, could not be held in common control by Parent or Sub upon the Closing. Parent and Sub further covenant to prosecute such waiver request in good faith and to supply any information requested by the FCC in a timely and complete manner.


                                   ARTICLE VI

                              Conditions Precedent

     SECTION 6.01. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) Shareholder Approval. This Agreement shall have been approved and adopted by the Required Company Shareholder Vote.

          (b) FCC Consent. The FCC shall have granted the FCC Consent, which FCC Consent shall have become a Final Order (as defined in Section 9.03).

          (c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (d) Authorizations, Consents, Approvals, Etc. Any authorizations, consents, approvals, orders or waivers required to be obtained, and all filings, notices or declarations required to be made with any federal, state or local governmental regulatory agency, including but not limited to the FCC, shall have been obtained or made, except for such authorizations, consents, approvals, orders, waivers, filings, notices, or declarations the failure of which to obtain or make would not have a material adverse effect, on or after the Effective Time of the Merger, on the business, results of operations, or financial condition (as existing immediately prior to the consummation of the Merger) of the Company and its Subsidiaries, and Parent and its Subsidiaries, on a combined basis.

          (e) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

     SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and Parent shall have received a certificate to such effect signed on behalf of the Company by the chief operating officer and the chief financial officer of the Company.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the chief operating officer and the chief financial officer of the Company.

          (c) Employee Stock Options. Each Employee Stock Option shall have been exercised or terminated.

          (d) Opinion of Counsel. The Parent and Sub shall have received a written opinion, dated as of the Effective Time of the Merger, from counsel for the Company substantially in the form of Exhibit B hereto and from the Company's counsel with respect to FCC matters in the form to be agreed prior to the Closing.

     SECTION 6.03. Conditions to Obligation of the Company. The obligations of the Company to effect the Merger are further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Parent and Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except as otherwise contemplated by this Agreement, and the Company shall have received a certificate to such effect signed on behalf of each of Parent and Sub by the chief executive officer and the chief financial officer of such entity.

          (b) Performance of Obligations of the Parent and Sub. Each of Parent and Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Sub by the chief executive officer and the chief financial officer of such entity to such effect.

          (c) Opinion of Counsel. The Company shall have received a written opinion, dated as of the Effective Time of the Merger, from counsel for Parent and Sub substantially in the form of Exhibit C hereto.


                                  ARTICLE VII

                                 Board Actions

     SECTION 7.01.  Board Actions.

          (a) Notwithstanding any other provision of this Agreement, to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by a majority of the disinterested members thereof based on the advice of the Company's outside counsel, the Company may:

               (i) in response to an unsolicited request therefor, participate in discussions or negotiations with, or furnish information with respect to the Company pursuant to a customary confidentiality agreement (as determined by the Company's outside counsel) to, any person concerning an acquisition proposal (for purposes of this Agreement, "acquisition proposal" means any proposal for a merger or other business combination involving the Company or any of its Broadcast Subsidiaries (as defined in Section 9.03), or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of the Company or any of its Broadcast Subsidiaries, other than the transactions contemplated by this Agreement); and

               (ii) approve or recommend (and, in connection therewith withdraw or modify its approval or recommendation of this Agreement or the Merger) a superior acquisition proposal or enter into an agreement with respect to such superior acquisition proposal (for purposes of this Agreement, "superior acquisition proposal" means a bona fide acquisition proposal made by a third party which a majority of the disinterested members of the Board of Directors of the Company determines in its good faith judgment (based on the advice of the Company's independent financial advisor) to be more favorable to the Company's stockholders than the Merger, and for which financing, to the extent required, is then committed or which, in the good faith judgment of a majority of such disinterested board members (based on the advice of the Company's independent financial advisor), is reasonably capable of being financed by such third party).

          (b) The Company shall promptly advise Parent in writing of any acquisition proposal or any inquiry with respect to or which could lead to any acquisition proposal and the identity of the person making any such acquisition proposal or inquiry. The Company will keep Parent fully informed of the status and details of any such acquisition proposal or inquiry.


                                  ARTICLE VIII

                       Termination, Amendment and Waiver

     SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the transactions contemplated by this Agreement by the shareholders of the
Company:

          (a) by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company:

               (i) if, upon a vote at a duly held Company Shareholders Meeting or any adjournment thereof, the required approval, of the shareholders of the Company, of the transactions contemplated by this Agreement shall not have been obtained as contemplated by Section 5.01(a);

               (ii) if the Merger shall not have been consummated on or before July 1, 1995, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, or enjoining the calling or holding of the Company Shareholders Meeting or otherwise prohibiting the consummation of the Merger, provided that such period shall not be tolled for more than a total of twelve months pursuant to this proviso; or

               (iii) if any Governmental Entity shall have issued an order, decree, or ruling or taken any other action permanently enjoining, restraining, or otherwise prohibiting the Merger and such order, decree, ruling, or other action shall have become final and nonappealable;

          (c) by the Company, to the extent that a majority of the disinterested members of the Board of Directors of the Company shall have determined to enter into an agreement with respect to a superior acquisition proposal as contemplated by Section 7.01(a); provided that, concurrently with entering into such agreement, the Company shall pay to Parent a termination fee as follows: from the date hereof until December 31, 1994, the termination fee payable by the Company shall be $5,000,000; the termination fee shall increase by $500,000 on the first day of each month thereafter, but in no event shall the aggregate termination fee exceed $7,500,000. Parent shall not be entitled to receive any additional amounts (for expenses, costs or otherwise) from the Company, its officers, directors or shareholders.

          (d) by Parent, if the Board of Directors of the Company shall have
(i) withdrawn or modified in a manner adverse to Parent or Sub its approval or recommendation of the Merger or this Agreement, or approved or recommended a superior acquisition proposal, (ii) the Company shall have entered into an agreement with respect to a superior acquisition proposal, or (iii) the Board of Directors of the Company shall have resolved to do any of the foregoing; or

          (e) by the Company, at any time that the Company determines that Parent and Sub are not complying with the requirements of Section 5.03(a)(i) (first sentence), 5.03(a)(iii), or 5.03(b) hereof, after ten (10) days prior written notice without cure.

     SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of Section 3.01(o), Section 3.02(g), the last sentence of Section 5.02, this Section 8.02, and Article IX and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants, or agreements set forth in this Agreement.

     SECTION 8.03. Amendment. This Agreement may be amended by the parties at any time before or after any required approval of the transactions contemplated by this Agreement by the shareholders of the Company; provided, however, that, after any such approval, there shall not be made without the further approval of such shareholders any amendment that by law requires further approval by such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

     SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03, or an extension or waiver pursuant to
Section 8.04 shall, in order to be effective, require (a) in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors, and (b) in the case of the Company, action by a majority of the members of the Board of Directors of the Company who were members thereof on the date of this Agreement and remain as such hereafter, or the duly authorized designee of such members.


                                   ARTICLE IX

                               General Provisions

     SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger.
This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

     SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)   if to Parent or Sub, to

               Donald R. Tomlin, Jr.
               306 Pinehurst Drive
               Dothan, Alabama 36303
               (205) 712-7400 (telephone)
               (205) 712-7447 (facsimile)

               Gary B. Knapp, D.B.A.
               Knapp Securities, Inc.
               333 West Vine Street, #300
               Lexington, Kentucky  40507
               (606) 281-6595 (telephone)
               (606) 254-8639 (facsimile)

          with a copy to:

                Eckert Seamans Cherin & Mellott
                One International Place, 18th Floor
                Boston, Massachusetts  02110

                Attn:  Stephen I. Burr, Esq.
                (617) 342-6833 (telephone)
                (617) 342-6899 (facsimile)

          (b)   if to the Company, to

                Park Communications, Inc.
                Terrace Hill
                P.O. Box 550
                Ithaca, NY  14850

                Attention:  Mr. Wright M. Thomas
                Fax:  (607) 272-0054

          with a copy to:

               Sutherland, Asbill & Brennan
               1275 Pennsylvania Avenue, N.W.
               Washington, D.C.  20004-2404

               Attention:  Jerome B. Libin, Esq.
               Fax:  (202) 637-3593

     SECTION 9.03.  Definitions.  For purposes of this Agreement:

          (a) "Broadcast Subsidiaries" means the Subsidiaries authorized by the FCC to hold one or more of the FCC Licenses;

          (b) "Convertible Debentures" means the Company's 6-7/8 Convertible Subordinated Debentures due March 15, 2011;

          (c) "FCC Applications" means the applications seeking the FCC's consent to transfer of control of the Broadcast Subsidiaries from the Company to Parent or Sub;

          (d) "FCC Consent" means an order or orders entered by the FCC (including its staff pursuant to delegated authority) granting the FCC Applications;

          (e) "FCC Licenses" means the authorizations identified by call sign and community of license in the Disclosure Schedule;

          (f) "Final Order" means action taken by the FCC (including its staff pursuant to delegated authority) which shall not have been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which no timely request for stay, petition for reconsideration or rehearing, appeal or certiorari or sua sponte action of the FCC with comparable effect shall be pending, and as to which the time for filing any such request, petition, appeal, certiorari or for the taking of any such sua sponte action by the FCC shall have expired or otherwise terminated;

          (g) "Key Executive Officers" means W. Randall Odil, Rick A. Prusator, Robert J. Rossi, and Randel N. Stair, who are the four highest-paid officers of the Company, other than the president and chief operating officer;

          (h) "material adverse change" or "material adverse effect" means, when used in connection with the Company and its Subsidiaries, or Parent, any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that is materially adverse to the business, properties, assets, condition (financial or otherwise), results of operations or prospects of such party and its Subsidiaries taken as a whole;

          (i) "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity;

          (j) "Stations" means the broadcast stations authorized under Part 73 of the FCC's Rules and identified in the Disclosure Schedule; and

          (k) a "Subsidiary" of any person means another person, that amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

     SECTION 9.04. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     SECTION 9.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 9.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II and Sections 5.05 and 5.06, is not intended to confer upon any person other than the parties any rights or remedies hereunder.

     SECTION 9.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     SECTION 9.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 9.09. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of New York or in any New York state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court located in the State of New York or a New York state court.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                                       PARK ACQUISITIONS, INC.


                              by:       /s/ Donald R. Tomlin, Jr.
                                     ---------------------------------------
                                       Name:   Donald R. Tomlin, Jr.
                                       Title:  President


                              by:       /s/ Gary B. Knapp
                                     ---------------------------------------
                                       Name:   Gary B. Knapp
                                       Title:  Vice President & Treasurer




                                       PARK ACQUISITIONS SUBSIDIARY, INC.


                               by:      /s/ Donald R. Tomlin, Jr.
                                     --------------------------------------
                                       Name:   Donald R. Tomlin, Jr.
                                       Title:  Vice President & Treasurer


                               by:      /s/ Gary B. Knapp
                                     --------------------------------------
                                       Name:   Gary B. Knapp
                                       Title:  Vice President & Treasurer




                                       PARK COMMUNICATIONS, INC.


                                by:     /s/ Dorothy D. Park
                                     ---------------------------------------
                                       Name:   Dorothy D. Park
                                       Title:  Chairman of the Board

								   EXHIBIT A
                          CERTIFICATE OF INCORPORATION
                                       OF
                       PARK ACQUISITIONS SUBSIDIARY, INC.

     The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

          FIRST:    The name of the corporation (hereinafter called the
"Corporation") is Park Acquisitions Subsidiary, Inc.

          SECOND:   The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is 32 Loockerman Square, Suite L- 100, City of Dover 19901, County of Kent; and the name of the registered agent of the corpora tion in the State of Delaware at such address is The Prentice Hall Corporation System, Inc.

          THIRD:    The nature of the business and the purposes to be conducted and promoted by the corporation, shall be to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

          FOURTH:   The total number of shares of stock which the corporation
shall have authority to issue is 300. The par value of the shares shall be one dollar ($1.00) per share. All such shares are of one class and are shares of Common Stock.

          FIFTH:    The name and the mailing address of the incorporator are as follows:


                NAME                    MAILING ADDRESS

           Cynthia L. Woolheater        c/o Eckert Seamans Cherin & Mellott
                                        600 Grant Street, 42nd Floor
                                        Pittsburgh, PA  15219


          SIXTH:    The corporation is to have perpetual existence.

          SEVENTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Sec. 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.


          EIGHTH:   The corporation shall, to the fullest extent permitted by
the provisions of Sec. 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

          NINTH:    From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article Ninth.


     IN WITNESS WHEREOF, this Certificate of Incorporation has been duly executed on October 24, 1994.




                                 ---------------------------------------
                                  Cynthia L. Woolheater, Incorporator

                                                                  EXHIBIT B
                               FORM OF OPINION
                          TO BE DELIVERED AT CLOSING

                                 [INSERT DATE]

Park Acquisitions, Inc.
c/o Eckert Seamans Cherin & Mellott
One International Place, 18th Floor
Boston, Massachusetts  02110

     Re:  Park Acquisitions, Inc.: Acquisition
          of Park Communications, Inc.

Ladies and Gentlemen:

     You have requested our opinion as counsel to Park Communications, Inc. (the "Company"), in connection with the acquisition of the Company by Park Acquisitions, Inc. ("PAI"), through its wholly owned subsidiary, Park Acquisitions Subsidiary, Inc. ("PAS"), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 25, 1994, among PAI, PAS, and the Company (the "Merger Agreement).

     All terms used herein shall have the respective meanings ascribed to them in the Merger Agreement unless otherwise defined herein.

     In connection herewith, we have examined originals or copies, certified or otherwise identified to our satisfaction, of all such corporate and official records of the Company, and all such other agreements, documents and matters, as we have considered necessary for the purposes of the opinions hereinafter expressed, including, without limitation, the following documents:

          1.   the Merger Agreement;

          2. the Escrow Agreement dated as of October 25, 1994, (the "Escrow Agreement") among the Company, PAI, PAS and the Retirement
          Systems of Alabama ("RSA");

          3. the Assignment and Assumption Agreement dated as of October 25, 1994, among the Company, PAI, PAS, and RSA (the "Assignment and Assumption Agreement'); and

          4.   the Company's Certificate of Incorporation and By-Laws.

     In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as drafts or as copies thereof, and the authenticity of the originals of such drafts or copies. We have also assumed that the Merger Agreement, Assignment and Assumption Agreement and Escrow Agreement have been duly executed and delivered by the parties thereto (other than the Company) and constitute the legal, valid and binding obligation of all such parties, enforceable by the Company in accordance with the respective terms of such agreements.

     We have also made such examination of law as we have considered necessary for purposes of the opinions hereinafter expressed.

     The opinions expressed in this letter are limited to the effect of the laws of the State of New York, the laws of the State of Delaware (as to matters of corporate law only) and the federal laws of the United States.

     Based upon and subject to the foregoing and to the qualifications set forth below, we are of the opinion that:

          1. The Company is duly incorporated, validly existing, and in good standing as a corporation under the laws of the State of Delaware. The Company has full legal right, power and authority to execute, deliver and perform the Merger Agreement, the Assignment and Assumption Agreement and the Escrow Agreement.

          2. The Company has taken all necessary corporate action to authorize the execution, delivery and performance of the Merger Agreement, the Assignment and Assumption Agreement, and the Escrow Agreement.

          3. The Merger Agreement, the Assignment and Assumption Agreement, and the Escrow Agreement are the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms. The execution, delivery and performance by the Company of the Merger Agreement, the Assignment and Assumption Agreement, and the Escrow Agreement: (i) will not violate or contravene any provision of law, or other governmental directive having the force of law, which is applicable to the Company; (ii) will not conflict with the Certificate of Incorporation or By-laws of the Company; and (iii) to the best of our knowledge, will not conflict with or result in the breach of any provision of, or default under, or in the imposition of any mortgage, lien, charge or encumbrance under, any agreement to which the Company is a party or by which it or any of its assets is bound except for any such conflict, default, breach or imposition which would not have a material adverse effect on the Company.

          4. To the best of our knowledge, without independent investigation, there is no action, suit or proceeding against the Company pending or threatened before any court, arbitrator or governmental authority which may have a material adverse effect on the financial position or operations of the Company or on its ability to enter into or perform any of its obligations under the Merger Agreement, the Assignment and Assumption Agreement or the Escrow Agreement.

     This opinion is subject to the qualification that enforcement may be limited or affected by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

     This opinion is strictly limited to the matters addressed herein and is not to be read as an opinion with respect to any other matter. This opinion is being delivered solely to the addressee hereof and may not be delivered to or relied upon by any other party.


     Very truly yours,


     SUTHERLAND, ASBILL & BRENNAN

By:_____________________________________
        James D. Darrow

                                                                  EXHIBIT C
                                FORM OF OPINION
                           TO BE DELIVERED AT CLOSING

                                [INSERT DATE]

Park Communications, Inc.
Terrace Hill
Ithaca, NY 14850

     Re:  Park Acquisitions, Inc.: Acquisition
          of Park Communications, Inc.

Ladies and Gentlemen:

     You have requested our opinion as counsel to Park Acquisitions, Inc. ("PAI") and its wholly owned subsidiary, Park Acquisitions Subsidiary, Inc. ("PAS") in connection with the acquisition by PAI of Park Communications, Inc. (the "Company") pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 25, 1994, among PAI, PAS, and the Company (the "Merger Agreement).

     All terms used herein shall have the meanings set forth in the Merger Agreement unless otherwise defined herein.

     In connection herewith, we have examined: originals or copies, certified or otherwise identified to our satisfaction, of all such corporate and official records of PAI and PAS, and all such other agreements, documents and matters as we have considered necessary for the purposes of the opinions hereinafter expressed, including, without limitation, the following documents:

          1.   the Merger Agreement;

          2. the Escrow Agreement dated as of October 25, 1994, among the Company, PAI, PAS and the Retirement Systems of Alabama ("RSA") (the "Escrow Agreement");

          3. the Assignment and Assumption Agreement dated as of October 25, 1994, among the Company, PAI, PAS, and RSA (the "Assignment and Assumption Agreement'); and

                     [Insert additional documents reviewed]

     In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as drafts or as copies thereof, and the authenticity of the originals of such drafts or copies. We have also assumed that the Merger Agreement, Assignment and Assumption Agreement and Escrow Agreement have been duly executed and delivered by the other parties thereto and constitute the legal, valid and binding obligation of all such parties, enforceable by PAI and PAS in accordance with the respective terms of such agreements.

     We have also made such examination of law as we have considered necessary for purposes of this opinion.

     The opinions expressed in this letter are limited to the effect of the laws of the State of [_________], the laws of the State of [________] (as to matters of corporate law only) and the federal laws of the United States.

     Based upon and subject to the foregoing and to the qualifications set forth below, we are of the opinion that:

          1. Each of PAI and PAS is duly incorporated, validly existing, and in good standing as a corporation under the laws of the State of [________]. Each of PAI and PAS has full legal right, power and authority to execute, deliver and perform the Merger Agreement, the Assignment and Assumption Agreement and the Escrow Agreement.

          2. Each of PAI and PAS has taken all necessary corporate action to authorize the execution, delivery and performance of the Merger Agreement, the Assignment and Assumption Agreement, and the Escrow Agreement.

          3. The Merger Agreement, the Assignment and Assumption Agreement, and the Escrow Agreement are the legal, valid and binding obligations of both PAI and PAS, enforceable in accordance with their respective terms. The execution, delivery and performance by PAI and/or PAS of the Merger Agreement, the Assignment and Assumption Agreement, and the Escrow Agreement: (i) will not violate or contravene any provision of law or other governmental directive having the force of law, which is applicable to PAI or PAS; (ii) will not conflict with the Certificate of Incorporation or By-laws of PAI or PAS; (iii) to the best of our knowledge, will not conflict with or result in the breach of any provision of default under, or in the imposition of any mortgage, lien, charge or encumbrance under any agreement to which PAI or PAS is a party or by which PAI or PAS or any of their respective assets are bound except for any such conflict, default or breach which would not have a material adverse effect on either PAI or PAS.

          4. To the best of our knowledge, without independent investigation, there is no action, suit or proceeding affecting either PAI or PAS pending or threatened before any court, arbitrator or governmental authority which may have a material adverse effect on the financial position or operations of PAI or PAS or on their respective ability to enter into or perform any of its obligations under the Merger Agreement, the Assignment and Assumption Agreement or the Escrow Agreement.

     This opinion is subject to the qualification that enforcement may be limited or affected by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

     This opinion is strictly limited to the matters addressed herein and is not to be read as an opinion with respect to any other matter. This opinion is being delivered solely to the addressees hereof and may not be delivered to or relied upon by any other party.


     Very truly yours,


     ECKERT SEAMANS CHERIN & MELLOTT